SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32129

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 27, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 21, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief

Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's

Office, 100 F Street, NE, Washington, DC 20549-8010.

John Hancock Diversified Income Fund [811-21367]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on December 29, 2015, and amended on May 3, 2016

and May 13, 2016.

Applicant's Address: 601 Congress Street, Boston, Massachusetts 02210.

Morgan Stanley Global Infrastructure Fund [811-05415]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant has transferred its assets to Global Infrastructure Portfolio, a series of Morgan Stanley

Institutional Fund, Inc. and, on March 30, 2015, made a final distribution to its shareholders

based on net asset value. Expenses of $135,481 incurred in connection with the reorganization

were paid by applicant's investment adviser.

Filing Date: The application was filed on May 4, 2016.

Applicant's Address: 522 Fifth Avenue, New York, New York 10036.

O'Connor EQUUS [File No. 811-22937]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On April 4, 2016, applicant made a liquidating distribution to shareholders, based on net asset value. Expenses incurred in connection with the liquidation

were paid by UBS O'Connor LLC, applicant's investment adviser.

Filing Date: The application was filed on April 25, 2016.

Applicant's Address: One Freedom Valley Drive, Oaks, Pennsylvania 19456.

      For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Robert W. Errett
Deputy Secretary